Exhibit 99.1

ZIM Reports Financial Results for the Fourth Quarter
and the Full Year of 2024

Reported Full Year Revenues of $8.43 Billion, Net Income of $2.15 Billion, Adjusted
EBITDA1 of $3.69 Billion and Adjusted EBIT1 of $2.55 Billion2; Generated Net
Income, Adjusted EBITDA and Adjusted EBIT Margins1 of 26%, 44% and 30%,
Respectively

Achieved 14% Volume Growth in 2024 with Record Carried Volume of 982 Thousand TEUs in Q4 2024, Representing Third Consecutive
Quarter of Record Carried Volume

Declared Q4 2024 Dividend of Approximately $382 Million, or $3.17 per Share,
Representing, Together with Previous Dividends Distributed During 2024,
Approximately 45% of the Full Year 2024 Net Income

Full Year 2025 Outlook: Adjusted EBITDA within $1.6 Billion to $2.2 Billion and
Adjusted EBIT of $350 Million to $950 Million3

Haifa, Israel, March 12, 2025 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) (“ZIM” or the “Company”), a global container liner shipping company, announced today its consolidated results for the three and twelve months ended December 31, 2024.

Fourth Quarter and Full Year 2024 Highlights
•
Net income for the fourth quarter was $563 million (compared to a net loss of $147 million in the fourth quarter of 2023), or diluted earnings per share of $4.66[4] (compared to diluted loss per share of $1.23 in the fourth quarter of 2023); net profit for the full year was $2.15 billion (compared to a loss of $2.69 billion for the full year of 2023; net loss for the full year of 2023 was primarily driven by a non-cash impairment charge of $2.06 billion).

1 See disclosure regarding "Use of Non-IFRS Financial Measures."
2 Operating income (EBIT) for the full year was $2.53 billion. A reconciliation to Adjusted EBIT is provided in the tables below.
3 The Company does not provide IFRS guidance because it cannot be determined without unreasonable effort. See disclosure regarding “Use of Non-IFRS Measures in the Company’s 2025 Guidance.”
4 The number of shares used to calculate the diluted earnings per share is 120,499,400. The number of outstanding shares as of December 31, 2024 was 120,423,333.

•	Adjusted EBITDA for the fourth quarter was $967 million, a year-over-year increase of 409%; Adjusted EBITDA for the full year was $3.69 billion, a year-over-year increase of 252%.
•
Operating income (EBIT) for the fourth quarter was $658 million, compared to operating loss of $54 million in the fourth quarter of 2023. Operating income for the full year of 2024 was $2.53 billion, compared to operating loss of $2.51 billion for the full year of 2023.

•
Adjusted EBIT for the fourth quarter was $658 million, compared to Adjusted EBIT loss of $49 million in the fourth quarter of 2023. Adjusted EBIT for the full year of 2024 was $2.55 billion, compared to Adjusted EBIT loss of $422 million for the full year of 2023.

•	Revenues for the fourth quarter were $2.17 billion, a year-over-year increase of 80%; revenues for the full year were $8.43 billion, a year-over-year increase of 63%.
•	Carried volume in the fourth quarter was 982 thousand TEUs, a year-over-year increase of 25%; carried volume in the full year was 3,751 thousand TEUs, a year-over-year increase of 14%.
•	Average freight rate per TEU in the fourth quarter was $1,886, a year-over-year increase of 71%; average freight rate per TEU in the full year was $1,888, a year-over-year increase of 57%.
•
Net leverage ratio[1] of 0.8x at December 31, 2024, compared to 2.2x as of December 31, 2023; net debt[1] of $2.88 billion as of December 31, 2024, compared to net debt of $2.31 billion as of December 31, 2023.

Eli Glickman, ZIM President & CEO, stated, “We are pleased and proud with the Company’s outstanding performance in 2024, during which we delivered record carried volume as well as exceptional profitability. Based on our continued progress upscaling our capacity and optimizing our cost structure, we reported our best results ever, excluding the extraordinary COVID period. Consistent with our commitment to returning capital to shareholders, the dividend declared today, together with the dividends distributed during 2024, total $7.98 per share, or $961 million, representing approximately 45% of our full year net income.”

Mr. Glickman added, “The benefits of our fleet transformation were evident throughout 2024 and reflected in our strong financial results, as well as volume growth that far outpaced the overall market. With larger vessels well-poised to meet emissions reduction targets and tailored to the trades in which we operate, we increased carried volumes 14% year-over-year, compared to average market growth of approximately 6%, while delivering superior margins. Driving our market share gains was the new capacity deployed on the Asia to U.S. East Coast trade, the successful expedited services to the U.S. West Coast, and our expanded presence in Latin America.”

Mr. Glickman concluded, “We enter 2025 with a more resilient business and modern cost- and fuel-efficient capacity, 40% of which is LNG-fueled. While acknowledging that our industry is highly volatile, exacerbated by current uncertainty related to geopolitics, international political dynamics and economic, fiscal and monetary policies, we are confident in our agile approach and competitive position in the industry. Our 2025 outlook of Adjusted EBITDA between $1.6 billion and $2.2 billion and Adjusted EBIT between $350 million and $950 million assumes trade conditions in the Red Sea will not normalize until the second half of the year at the earliest.”

Summary of Key Financial and Operational Results
	Q4-24	Q4-23	FY-24	FY-23
Carried volume (TEU in thousands)	982	786	3,751	3,281
Average freight rate ($/TEU)	1,886	1,102	1,888	1,203
Total revenues ($ in millions)	2,168	1,205	8,427	5,162
Operating income (loss) (EBIT) ($ in millions)	658	(54)	2,527	(2,511)
Profit (loss) before income tax ($ in millions)	601	(137)	2,205	(2,816)
Net income (loss) ($ in millions)	563	(147)	2,154	(2,688)
Adjusted EBITDA ($ in millions)	967	190	3,692	1,049
Adjusted EBIT ($ in millions)	658	(49)	2,549	(422)
Net income (loss) margin (%)	26	(12)	26	(52)
Adjusted EBITDA margin (%)	45	16	44	20
Adjusted EBIT margin (%)	30	(4)	30	(8)
Diluted earnings (loss) per share ($)	4.66	(1.23)	17.82	(22.42)
Net cash generated from operating activities ($ in millions)	1,152	162	3,753	1,020
Free cash flow[1] ($ in millions)	1,087	128	3,557	919

	DEC-31-24	DEC-31-23
Net debt ($ in millions)	2,876	2,309

Financial and Operating Results for the Fourth Quarter Ended December 31, 2024
Total revenues were $2.17 billion for the fourth quarter of 2024, compared to $1.21 billion for the fourth quarter of 2023, mainly driven by the increase in freight rates and carried volume.

ZIM carried 982 thousand TEUs in the fourth quarter of 2024, compared to 786 thousand TEUs in the fourth quarter of 2023. The average freight rate per TEU was $1,886 for the fourth quarter of 2024, compared to $1,102 for the fourth quarter of 2023.

Operating income (EBIT) for the fourth quarter of 2024 was $658 million, compared to operating loss of $54 million for the fourth quarter of 2023. The increase was driven primarily by the above-mentioned increase in revenues.

Net income for the fourth quarter of 2024 was $563 million, compared to net loss of $147 million for the fourth quarter of 2023, also mainly driven by the above-mentioned increase in revenues.

Adjusted EBITDA for the fourth quarter of 2024 was $967 million, compared to $190 million for the fourth quarter of 2023. Adjusted EBIT was $658 million for the fourth quarter of 2024, compared to Adjusted EBIT loss of $49 million for the fourth quarter of 2023. Adjusted EBITDA and Adjusted EBIT margins for the fourth quarter of 2024 were 45% and 30%, respectively. This compares to 16% and -4% for the fourth quarter of 2023, respectively.

Net cash generated from operating activities was $1.15 billion for the fourth quarter of 2024, compared to $162 million for the fourth quarter of 2023.

Financial and Operating Results for the Full Year Ended December 31, 2024
Total revenues were $8.43 billion for the full year of 2024, compared to $5.16 billion for the full year of 2023, driven primarily by an increase in freight rates and carried volume.

ZIM carried 3,751 thousand TEUs in the full year of 2024, compared to 3,281 thousand TEUs in the full year of 2023. The average freight rate per TEU was $1,888 for the full year of 2024, compared to $1,203 for the full year of 2023.

Operating income (EBIT) for the full year of 2024 was $2.53 billion, compared to operating loss of $2.51 billion for the full year of 2023. The increase was primarily driven by the above-mentioned increase in revenues and the impairment charge recorded in 2023.

Net income for the full year of 2024 was $2.15 billion, compared to net loss of $2.69 billion for the full year of 2023, driven mainly by the above-mentioned increase in revenues and the impairment charge recognized in 2023.

Adjusted EBITDA was $3.69 billion for the full year of 2024, compared to $1.05 billion for the full year of 2023. Adjusted EBIT was $2.55 billion for the full year of 2024, compared to Adjusted EBIT loss of $422 million for the full year of 2023. Adjusted EBITDA and Adjusted EBIT margins for the full year of 2024 were 44% and 30%, respectively. This compares to Adjusted EBITDA and Adjusted EBIT margins of 20% and -8% for the full year of 2023, respectively.

Net cash generated from operating activities was $3.75 billion for the full year of 2024, compared to $1.02 billion for the full year of 2023.

Liquidity, Cash Flows and Capital Allocation
ZIM’s total cash position (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) increased by $451 million from $2.69 billion as of December 31, 2023 to $3.14 billion as of December 31, 2024. Capital expenditures totaled $214 million for the year ended December 31, 2024, compared with $116 million for the year ended December 31, 2023. Net debt position as of December 31, 2024, was $2.88 billion compared to a net debt position of $2.31 billion as of December 31, 2023, an increase of $567 million. ZIM's net leverage ratio as of December 31, 2024, was 0.8x, compared to 2.2x as of December 31, 2023.

Fourth Quarter 2024 Dividend
In accordance with the Company's dividend policy, the Company's Board of Directors declared a regular cash dividend of approximately $382 million, or $3.17 per ordinary share. Together with prior dividend distributions made in respect to the full year of 2024 (including the special dividend paid in December 2024), dividend distributions for the year totaled $961 million, or $7.98 per ordinary share, reflecting approximately 45% of 2024 net income. The dividend will be paid on April 3, 2025, to holders of record of ZIM ordinary shares as of March 24, 2025.

All future dividends are subject to the discretion of Company's Board of Directors and to the restrictions provided by Israeli law.

Use of Non-IFRS Measures in the Company’s 2025 Guidance
A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2025 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled its Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and the corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Full-Year 2025 Guidance
In 2025, the Company expects to generate Adjusted EBITDA between $1.6 billion and $2.2 billion and Adjusted EBIT between $350 million and $950 million.

Conference Call Details
Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update today at 8:00 AM ET.

To access the live conference call by telephone, please dial the following numbers: United States (TF) +1-800-715-9871 or +1-646-307-1963; Israel +972-3-376-1144 or UK/international +44-20-3481-4247, and reference conference ID: 8260105 or the conference name. The call (and slide presentation) will be available via live webcast through ZIM’s website, located at the following link. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

Annual Report on Form 20-F for 2024
In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, the Company’s Annual Report filed with the U.S. Securities and Exchange Commission on a on Form 20-F (including its audited 2024 financial statements) is available on the Company’s website at www.zim.com. Hard copies of the Annual Report will be provided free of charge upon request, from the Company, as follows: ZIM Integrated Shipping Services Ltd., 9 Andrei Sakharov Street, P.O. Box 15067, Matam, Haifa 3190500, Israel, Attn: Head of Investor Relations, Finance Function, Email: investors@zim.com, Tel: +972-4-865-2000 (General), +972-4-865-2300 (Direct).

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in more than 100 countries serving approximately 33,000 customers in over 330 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: our expectations regarding general market conditions as a result of the current geopolitical instability, developments and further escalation of events, including, but not limited to, the Houthi attacks against vessels in the Red Sea, the war between Israel and Hamas, Iran and Iranian-backed proxies, the political and military instability in the Middle East and the war between Russia and Ukraine; our expectations regarding general market conditions as a result of global economic trends, including potential rising inflation and interest rates as a result of geopolitical and other events; our expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in vessel and container supply, industry consolidation, demand for containerized shipping services, bunker and alternative fuel prices and supply, charter and freights rates, container values and other factors affecting supply and demand; our plans regarding our business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to adequately respond to political, economic and military instability in Israel and the Middle East (particularly as a result of the Israel-Hamas war and the Israel-Hezbollah and Israel-Iran armed conflicts), and our ability to maintain business continuity as an Israeli-incorporated company in times of emergency; our ability to effectively handle cyber-security threats and recover from cyber-security incidents, including in connection with the war between Israel and Iran and Iranian-backed proxies; our anticipated ability to obtain additional financing in the future to fund expenditures; our expectation of modifications with respect to our and other shipping companies’ operating fleet and lines, including the utilization of larger vessels within certain trade zones and modifications made in light of environmental regulations; the expected benefits of our cooperation agreements and strategic partnerships; formation of new alliances among global carriers, changes in and disintegration of existing alliances and collaborations, including alliances and collaborations to which we are not a party to; our anticipated insurance costs; our expectations regarding the availability of crew; our expectations regarding our environmental and regulatory conditions, including extreme weather events (such as the drought conditions in the Panama Canal), changes in laws and regulations or actions taken by regulatory authorities, and the expected effect of such regulations; our expectations regarding potential liability from current or future litigation; our plans regarding hedging activities; our ability to pay dividends in accordance with our dividend policy; our expectations regarding our competition and ability to compete effectively. and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2024 Annual Report filed with the SEC on March 12, 2025.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with IFRS Accounting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures
The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, the non-IFRS financial measures presented by the Company may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted, as applicable, to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted, as applicable, to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments.  We refer to this measure as net cash when cash and cash equivalents, bank deposits and other investment instruments exceed the face value of short- and long-term debt.

Net leverage ratio is a non-IFRS financial measure which we define as net debt (see above) divided by Adjusted EBITDA for the last twelve-month period. When our net debt is less than zero, we report the net leverage ratio as zero.

See the reconciliation of net income to Adjusted EBIT and Adjusted EBITDA and net cash generated from operating activities to free cash flow in the tables provided below.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
media@zim.com

CONSOLIDATED BALANCE SHEET (Unaudited)
(U.S. dollars in millions)

	December 31
	2024	2023
Assets
Vessels	5,733.0	3,758.9
Containers and handling equipment	1,013.3	792.9
Other tangible assets	97.7	85.2
Intangible assets	109.8	102.0
Investments in associates	25.4	26.4
Other investments	1,080.9	908.7
Other receivables	61.0	97.9
Deferred tax assets	7.5	2.6
Total non-current assets	8,128.6	5,774.6

Inventories	212.2	179.3
Trade and other receivables	933.6	596.5
Other investments	800.4	874.1
Cash and cash equivalents	1,314.7	921.5
Total current assets	3,260.9	2,571.4
Total assets	11,389.5	8,346.0

Equity
Share capital and reserves	2,032.7	2,017.5
Retained earnings	2,004.2	437.2
Equity attributable to owners of the Company	4,036.9	2,454.7
Non-controlling interests	5.8	3.3
Total equity	4,042.7	2,458.0

Liabilities
Lease liabilities	4,600.6	3,244.1
Loans and other liabilities	59.9	73.6
Employee benefits	47.5	46.1
Deferred tax liabilities	27.6	6.1
Total non-current liabilities	4,735.6	3,369.9

Trade and other payables	736.2	566.4
Provisions	96.6	60.7
Contract liabilities	408.9	198.1
Lease liabilities	1,321.7	1,644.7
Loans and other liabilities	47.8	48.2
Total current liabilities	2,611.2	2,518.1
Total liabilities	7,346.8	5,888.0

Total equity and liabilities	11,389.5	8,346.0

CONSOLIDATED INCOME STATEMENTS (Unaudited)
(U.S. dollars in millions, except per share data)

	Three months ended December 31		Year ended December 31
	2024	2023	2024	2023

Income from voyages and related services	2,167.6	1,205.3	8,427.4	5,162.2
Cost of voyages and related services:
Operating expenses and cost of services	(1,131.3)	(963.1)	(4,513.2)	(3,885.1)
Depreciation	(305.3)	(237.0)	(1,130.2)	(1,449.8)
Impairment of assets				(2,034.9)
Gross profit (loss)	731.0	5.2	2,784.0	(2,207.6)

Other operating income	13.7	11.9	46.6	14.4
Other operating expenses	0.9	3.2	(0.8)	(29.3)
General and administrative expenses	(86.4)	(71.3)	(296.1)	(280.7)
Share of loss of associates	(1.6)	(2.6)	(6.4)	(7.8)

Results from operating activities	657.6	(53.6)	2,527.3	(2,511.0)

Finance income	68.2	24.5	149.2	142.2
Finance expenses	(125.0)	(108.0)	(471.5)	(446.7)

Net finance expenses	(56.8)	(83.5)	(322.3)	(304.5)

Profit (loss) before income taxes	600.8	(137.1)	2,205.0	(2,815.5)

Income taxes	(38.1)	(9.5)	(51.2)	127.6

Profit (loss) for the year	562.7	(146.6)	2,153.8	(2,687.9)

Attributable to:
Owners of the Company	561.5	(148.4)	2,147.7	(2,695.6)
Non-controlling interests	1.2	1.8	6.1	7.7
Profit (loss) for the year	562.7	(146.6)	2,153.8	(2,687.9)

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	4.66	(1.23)	17.84	(22.42)
Diluted earnings (loss) per 1 ordinary share	4.66	(1.23)	17.82	(22.42)

Weighted average number of shares for earnings (loss) per share calculation:
Basic	120,407,359	120,266,569	120,357,315	120,213,031
Diluted	120,499,400	120,266,569	120,492,425	120,213,031

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(U.S. dollars in millions)

	Year ended December 31
	2024	2023

Cash flows from operating activities
Profit (loss) for the year	2,153.8	(2,687.9)

Adjustments for:
Depreciation and amortization	1,142.5	1,471.8
Impairment loss		2,063.4
Net finance expenses	342.4	304.5
Share of profits (losses) and change in fair value of investees	6.4	6.5
Capital gains, net	(43.9)	(10.9)
Income taxes	51.2	(127.6)
Other non-cash items	10.9	18.9
	3,663.3	1,038.7

Change in inventories	(32.9)	11.4
Change in trade and other receivables	(352.9)	242.7
Change in trade and other payables including contract liabilities	357.8	(95.1)
Change in provisions and employee benefits	35.4	15.9
	7.4	174.9

Dividends received from associates	3.1	2.3
Interest received	97.3	133.8
Income taxes paid	(18.4)	(329.7)

Net cash generated from operating activities	3,752.7	1,020.0

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets and interest in investees	18.7	27.4
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(214.1)	(115.7)
Acquisition of investment instruments, net	85.8	(138.2)
Loans granted to investees	(6.1)	(5.4)
Change in other receivables	31.6	3.2
Change in other investments (mainly deposits), net	(139.1)	2,005.2
Net cash generated from (used in) investing activities	(223.2)	1,776.5

Cash flows from financing activities
Repayment of lease liabilities and borrowings	(2,082.6)	(1,713.1)
Change in short-term loans		(21.0)
Dividend paid to non-controlling interests	(4.0)	(8.9)
Dividend paid to owners of the company	(579.2)	(769.2)
Interest paid	(465.6)	(380.7)
Net cash used in financing activities	(3,131.4)	(2,892.9)

Net change in cash and cash equivalents	398.1	(96.4)
Cash and cash equivalents at beginning of the year	921.5	1,022.1
Effect of exchange rate fluctuation on cash held	(4.9)	(4.2)
Cash and cash equivalents at the end of the year	1,314.7	921.5

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT*
(U.S. dollars in millions)

	Three months ended December 31		Year ended December 31
	2024	2023	2024	2023

Net income (loss)	563	(147)	2,154	(2,688)
Financial expenses, net	57	84	322	305
Income taxes	38	9	51	(128)
Operating income (EBIT)	658	(54)	2,527	(2,511)
Capital loss (gain), beyond the ordinary course of business	(1)	(1)	(2)	20
Impairment of assets				2,063
Expenses related to legal contingencies	1	5	24	5
Adjusted EBIT	658	(49)	2,549	(422)
Adjusted EBIT margin	30%	(4)%	30%	(8)%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA*
(U.S. dollars in millions)

	Three months ended December 31		Year ended December 31
	2024	2023	2024	2023

Net income (loss)	563	(147)	2,154	(2,688)
Financial expenses, net	57	84	322	305
Income taxes	38	9	51	(128)
Depreciation and amortization	309	239	1,143	1,472
EBITDA	967	186	3,670	(1,039)
Capital loss (gain), beyond the ordinary course of business	(1)	(1)	(2)	20
Impairment of assets				2,063
Expenses related to legal contingencies	1	5	24	5
Adjusted EBITDA	967	190	3,692	1,049
Net income (loss) margin	26%	(12)%	26%	(52)%
Adjusted EBITDA margin	45%	16%	44%	20%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITIES TO FREE CASH FLOW*
(U.S. dollars in millions)

	Three months ended December 31		Year ended December 31
	2024	2023	2024	2023

Net cash generated from operating activities	1,152	162	3,753	1,020
Capital expenditures, net	(65)	(34)	(196)	(101)
Free cash flow	1,087	128	3,557	919

* The table above may contain slight summation differences due to rounding.